Jule's Foods

STATEMENT OF CASH FLOWS
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	50,472.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-975.20
Inventory	0.00
Automobile:Sonata	-2,500.00
CC 0509	-4,784.54
CC 4256	104.25
EIDL Grant	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,155.49**
Net cash provided by operating activities	**$42,316.97**
INVESTING ACTIVITIES	
Machinery & Equipment	-8,739.69
Net cash provided by investing activities	**$ -8,739.69**
FINANCING ACTIVITIES	
EIDL Loan	20,000.00
Opening Balance Equity	11,311.58
Owner's Investment	5,072.30
Partner Distributions	-36,500.00
Net cash provided by financing activities	**$ -116.12**
NET CASH INCREASE FOR PERIOD	**$33,461.16**
Cash at beginning of period	9,934.37
CASH AT END OF PERIOD	**$43,395.53**